[        FILED
  IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
     STATE OF NEVADA
      APR 05, 1999
     NO. C24781-98
     DEAN HELLER,
  SECRETARY OF STATE     ]

                       ARTICLES AND CERTIFICATE OF MERGER
                                       OF
                      TESMARK, INC., an Idaho corporation
                                      INTO
                 TESMARK INC., a Nevada corporation, as Survivor

         The undersigned, being respectively the president and secretary of the above referenced corporations, do hereby file these Articles and Certificate of Merger, and do declare under oath that the following information is filed with the Secretary of State of the State of Nevada, pursuant to NRS Section 78.458, as amended, certifying that the corporations did agree to merge, and the boards of directors and shareholders of the respective corporations did approve such merger this day, as follows:

ONE: The names of the merging corporations are TESMARK, INC., an Idaho corporation, merging into TESMARK, INC., a Nevada corporation, with Tesmark, Inc. (Nevada)being the surviving corporation.

TWO: An Agreement and Plan of Reorganization and Merger ("Agreement") was adopted by the boards of directors and shareholders of the corporations on this date. A complete and true copy of the duly executed Agreement is on file at the surviving corporation's principal place of business, being also its registered office; a copy of such Agreement will be furnished by the surviving corporation, on request and without costs, to any stockholder of the constituent corporations.

THREE: The former Tesmark, Inc. (Idaho) does, from and after this date, hereby cem to exist by virtue of its merger into Tesmark, Inc. (Nevada).

FOUR: At the time of the merger, a majority of the holders of the outstanding common stock of the respective corporations did by their written consent approve of the merger. There were 5,000 (5,000) $1 .00 par value common voting shares issued and outstanding in Tesmark, Inc., (Idaho) at the time of shareholder approval of the merger; all 5,000 shares voted in favor of the merger, with none voting against. There were One Hundred (I 00) $. 001 par value common voting shares issued and outstanding in Tesmark, Inc. (Nevada) at the time of the shareholder approval of the merger, of the 100 shares issued and outstanding, 100 voted in favor of the merger, with none voting against.

FIVE: The articles of incorporation of Tesmark, Inc. (Nevada), the surviving corporation, as currently on file and a matter of record with the Nevada Secretary of State, shall be the articles of incorporation of the companies as merged.

IN WITNESS WHEREOF, the above named officers have executed the foregoing Articles and Certificate of Merger on this the 10TH day of November 1998.


By: /s/ Floyd Robertson                        By: /s/ Maxine Benedict
   ------------------------                    -----------------------------
   President                                   Secretary/Assistant Secretary


[State of Utah, County of
Salt Lake Notarial Seal]